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                                                                EXHIBIT H

FROM:                                        FOR:
BlueFire Partners                            Tech Squared Inc.
1300 Fifth Street Towers, 150 S. 5th St.     6690 Shady Oak Rd.
Minneapolis, Minn. 55402                     Eden Prairie, Minn. 55344
Contact - Tom Langenfeld  612-371-0000       Contact - Jeffrey F. Martin
                                             612-832-5622

FOR IMMEDIATE RELEASE


              TECH SQUARED COMPLETES REORGANIZATION WITH DIGITAL RIVER

      COMPANY BEGINS SHAREHOLDER DISTRIBUTION OF DIGITAL RIVER STOCK HOLDINGS,
                REMOVES TECH SQUARED SHARES FROM OTC BULLETIN BOARD

          MINNEAPOLIS, Dec. 20, 1999 - Tech Squared Inc. (OTC Bulletin Board:TSQD) announced today that it has completed the sale of substantially all of its operating assets to Virtual Technology Corporation, d/b/a Netdirect Corporation International-TM- (OTC Bulletin Board:VTCO) (Netdirect), for a cash purchase price of approximately $3,300,000. The sale includes Tech Squared's DTP Direct, Net Direct and distribution operations, along with various trade and Internet domain names.

          Tech Squared also completed its tax-free reorganization with Digital River, Inc. (Nasdaq:DRIV) pursuant to a previously-announced acquisition agreement. In the reorganization, Digital River received 3,000,000 shares of its own common stock which had been held by Tech Squared plus $1,200,000 in cash from Tech Squared and, in exchange, issued 2,650,000 shares of Digital River common stock to Tech Squared.

          Closing of the reorganization included the establishment of a liquidating trust to satisfy known or contingent liabilities of Tech Squared and the deposit, by Tech Squared, into the liquidating trust of assets adequate to satisfy known and contingent liabilities. As part of the reorganization, Tech Squared deposited all of its remaining cash, notes and other assets into the liquidating trust together with 167,681 of the shares of Digital River common stock issued to it today.

          The remaining 2,482,319 newly-issued shares of Digital River

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common stock are being distributed to Tech Squared shareholders on a pro-rata basis. Tech Squared shareholders will receive 17.59 shares of Digital River common stock for each 100 shares of Tech Squared common stock held in this initial distribution. The number of Digital River shares will be rounded to the nearest whole number. No payments will be made for fractional shares. Tech Squared shareholders should expect to receive a letter of transmittal in the next several days setting forth the procedures for exchanging their share certificates and related to certificates which have been lost or damaged.

          Tech Squared shareholders will also receive one interest in the liquidating trust for each share of Tech Squared common stock held. Each 100 trust units will initially represent beneficial ownership of 1.18 Digital River shares in the trust. The trust agreement states that any Digital River shares or other assets remaining after all liabilities, including contingent liabilities, are satisfied shall be distributed to Tech Squared shareholders pro rata. Principal contingent liabilities include pending lawsuits by a former executive officer and by a shareholder who challenged the reorganization with Digital River. The lawsuits are described in the Proxy Statement-Prospectus mailed to all Tech Squared shareholders in connection with the meeting of shareholders to approve the liquidation of Tech Squared.

          Interests in the liquidating trust are not transferable except by will or by operation of law and except that interests in the liquidating trust may be transferred from broker-dealers and other holders of record to the beneficial holders of such interests. Holders of interests in the liquidating trust will be sent annual reports showing any taxable income attributable to such holders.

          Tech Squared's common stock has been removed from the OTC Bulletin Board effective as of the close of business Dec. 17, 1999. Tech Squared will be formally dissolved and will cease to exist in the very near future.

          Chuck Reese, president and chief executive officer of Tech Squared, said, "We are pleased that our shareholders now have a more effective means to realize the benefit of their investment by becoming direct owners of Digital River common stock. If the pending lawsuits are resolved in favor of Tech Squared, which we are confident will happen, our shareholders will receive an additional distribution from the liquidating trust."

          Netdirect is a Minneapolis-based e-commerce company specializing in the sale of high-performance computer hardware, software and peripheral products.

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          Prior to the sale to Netdirect, Minneapolis-based Tech Squared was a national marketer and distributor of mid- to high-end microcomputer hardware, software and peripherals primarily to businesses in the desktop publishing, graphic arts and pre-press industries, as well as an emerging customer base of Internet and intranet site developers.

          EXCEPT FOR HISTORICAL FINANCIAL INFORMATION, THE INFORMATION CONTAINED IN THIS RELEASE IS FORWARD-LOOKING AND SUBJECT TO CERTAIN RISKS AS DESCRIBED IN TECH SQUARED'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT-PROSPECTUS FILED JOINTLY WITH DIGITAL RIVER, TECH SQUARED'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DEC. 31, 1998, AS AMENDED ON NOVEMBER 2, 1999, AND TECH SQUARED'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 1999, JUNE 30, 1999 AND SEPTEMBER 30, 1999. ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY BASED ON SUCH RISKS.



12/20/99